UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
Herzliya 46140, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                      ☒                               Form 40-F                ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐    No          ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated July 12, 2011 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Announces
Results of its Annual General Meeting of Shareholders

Attached hereto is an English summarized translation (from Hebrew) of a Tel Aviv Stock Exchange announcement by XTL Biopharmaceuticals Ltd. regarding the results of its Annual General Meeting of shareholders.

XTL Biopharmaceuticals, Ltd.

Annual General Meeting Statement

Herzliya, Israel, July 12, 2011 - XTL Biopharmaceuticals Ltd. (TASE: XTL, Pink Sheets: XTLBY.PK) (“XTL” or the “Company”) announced today the results of its Annual General Meeting of shareholders (“AGM”) held today in Ramat Gan, Israel. At the AGM, all of the proposals set forth in XTL’s proxy statement dated June 1, 2011 (the “Proxy Statement”) sent in connection with the AGM were approved by the required majority of shareholders. The proposals were as follows:

AGM resolutions:

1.
To approve the appointment of Kesselman & Kesselman (a member of PricewaterhouseCoopers International Limited) to serve as the Company’s financial auditors for the fiscal years 2010 and 2011 and authorizing the Company’s Board to determine their fee.

2.	To approve the reappointment of Marc Allouche as a Director of the Company until the next Annual General Meeting.

3.	To approve the reappointment of Amit Yonay as a Director of the Company until the next Annual General Meeting.

4.	To approve the reappointment of David Grossman as a Director of the Company until the next Annual General Meeting.

5.	To amend the Company’s Articles of Association such that they will introduce regulations regarding the indemnification and liability insurance of officers in the Company.

6.
To approve the proposed amendment to the letters of indemnification that had been granted to currently serving officers (including directors) and that will be granted to officers serving in the Company from time to time.

7.
To approve a “recurring agreement” effective for a period of three years from September 1, 2011 through August 31, 2014 for the Company’s engagement in the ordinary course of business in future insurance policies for covering the liability of directors and officers, as they will be from time to time, including directors and officers who are or might be considered to be controlling shareholders in the Company, all under a term sheet as defined in the exemptions to the regulations.

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: July 12, 2011	By:	/s/ David Grossman
David Grossman
Chief Executive Officer